COUGAR OIL AND GAS CANADA INC. ANNOUNCES CLOSING OF COUGAR ENERGY, INC. FINANCING

CALGARY, ALBERTA – (MARKETWIRE) – March 2, 2010 – Cougar Oil and Gas Canada Inc. (“Cougar Canada” or “Company”) (OTCBB: COUGF) announces that, on February 26, 2010, its private subsidiary, Cougar Energy, Inc. (“Cougar Energy”), closed a formal agreement (the “Agreement”) with a Canadian bank for two credit facilities.  The first credit facility is a revolving demand loan in the amount of Cdn$1,000,000 at a per annum rate of prime interest plus 3.5%.  The second credit facility is a non-revolving acquisition/development demand loan bearing an annual per annum interest rate of prime plus 3.0%.  Under the terms of the Agreement, the two credit facilities are committed for the development of existing proved non-producing /undeveloped petroleum and natural gas reserves in Cougar Energy’s core are of Trout, purchased by Cougar Energy in September and October 2009, and/or acquisitions of producing petroleum and natural gas reserves.

Mr. William Tighe, Chairman of the Board for Cougar Canada, stated, "We are pleased that Cougar Energy has successfully closed this financing.  This transaction will enable Cougar Energy to promptly execute its dedicated work program for the core area properties of Trout, with the goal of increasing exiting production.  We continue to remain focused on adding value for our shareholders.”

About Cougar Oil and Gas Canada Inc.:
Cougar Oil and Gas Canada Inc. (OTCBB: COUGF) is based in Calgary, Alberta, Canada and a publicly traded mineral exploration company focused on broadening its scope of business to include the natural resource sector, being minerals and oil and gas.  The recent investment in Cougar Energy, Inc. provided the Company with the opportunity to build shareholder value through the exploration and development of oil and gas properties.  Additional information is at http://www.cougarenergyoilandgascanadainc.com.

For further information:

Cougar Oil and Gas Canada Inc.
Investor Relations:
TC Capital
Phone: +1(403) 238-8813 (during market hours)
e-mail:  info@cougarenergyoilandgascanadainc.com
www.cougarenergyoilandgascanadainc.com

Forward-looking Statements:  This press release contains forward-looking statements. The words or phrases "would be," "will" "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify "forward-looking statements". The Company’s business is subject to various other risks and uncertainties, which may be described in its corporate filings (www.sec.gov).  Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. The Company cautions readers not to place reliance on such statements.  Cougar Oil and Gas Canada Inc. undertakes no obligation to update or publicly revise forward looking statements or information unless so required by applicable securities laws.